

Mail Stop: 3628

June 20, 2016

Via E-mail
Leah Nivison
Chief Executive Officer
GS Mortgage Securities Corporation II
200 West Street, New York
New York, New York 10282

    Re: **GS Mortgage Securities Trust 2012-GCJ9**
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed March 25, 2016
                File No. 333-171508-04

Dear Ms. Nivison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Exhibit 33.9 to GS Mortgage Securities Trust 2012-GCJ9

1. We note that Citibank N.A.'s management's assessment of compliance with the servicing criteria set forth in Item 1122(d) of Regulations AB states that Items 1122(d)(4)(i)-(ii) are not applicable to the activities performed by them. We note, however, that the applicable Pooling and Servicing Agreement for GS Mortgage Securities Trust 2012-GCJ9 specifies in Exhibit O that these servicing criteria are applicable to the certificate administrator. Please advise and tell us whether there is an error in the Citibank report and whether you will therefore revise the Citibank report. If you revise the Item 1122 assessment, please also revise the associated report of the independent registered public accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Michael S. Gambro, Esq., Cadwalader, Wickersham & Taft LLP